Exhibit 12

VMware, Inc.
COMPUTATION OF RATIO OF EARNINGS (LOSSES) TO FIXED CHARGES
(in millions, except ratio data)

											Transition Period
	For the Year Ended										January 1 to
	February 2,		December 31,		December 31,		December 31,		December 31,		February 3,
	2018		2016		2015		2014		2013		2017
Fixed Charges(1)
Interest expense	$76		$29		$28		$26		$6		$3
Assumed interest element in rent	39		37		35		28		23		3
Total fixed charges	$115		$66		$63		$54		$29		$6

Earnings (losses)
Earnings (losses) before taxes	$1,801		$1,473		$1,213		$1,048		$1,147		$(35)
Fixed charges	115		66		63		54		29		6
Total earnings (losses)	$1,916		$1,539		$1,276		$1,102		$1,176		$(29)

Ratios of earnings (losses) to fixed charges	16.7	x	23.2	x	20.2	x	20.2	x	41.7	x	(5.1	)x
(1) Fixed charges include (i) interest expense on borrowings and on our leased space for a Washington data center facility, for which VMware is considered to be the owner for accounting purposes and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense. VMware includes interest expense recognized on uncertain tax positions in income tax provision; therefore, such interest expense is not included in the ratios of earnings to fixed charges.